Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended March 31, 2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3510
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6490
Pre-Tax Preferred Stock Dividends	$2,034

FIXED CHARGES:
Interest Expense	$41,835
Amortization of Debt Premium, Discount and Expense	795
Interest Component of Rentals	1,266

Total Fixed Charges	43,896
Pre-Tax Preferred Stock Dividends	2,034

Total Fixed Charges and Preferred Stock Dividends	$45,930

EARNINGS:
Net Income before Dividends on Preferred Stock	$79,097
Add:
Income Taxes Applicable to Utility Operating Income	41,440
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	1,344
Total Fixed Charges	43,896

Total Earnings	$165,777

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.6